SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  29 July 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 29 July 2005
              re:  Interim Results


          LLOYDS TSB GROUP PLC - RESULTS FOR HALF YEAR TO 30 JUNE 2005



                            PRESENTATION OF RESULTS



Up to 31 December 2004 the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles (UK GAAP). On 1 January 2005 the Group implemented International Financial Reporting Standards (IFRS). In this document the 2004 comparative financial information has been restated to reflect the adoption of those IFRS standards which are required to be applied retrospectively, but has not been restated to include the additional impacts arising from first time application of IAS 32 'Financial Instruments: Disclosure and Presentation', IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 4 'Insurance Contracts' (including UK Financial Reporting Standard 27 ' Life Assurance'), which have been implemented with effect from 1 January 2005, with the opening balance sheet at that date adjusted accordingly. Details of the impact of implementation of IFRS on comparative information were published in the Group's 'Transition to IFRS' announcement on 27 May 2005.



The impact of IFRS, and in particular the increased use of fair values, is likely to lead to greater earnings volatility. In order to provide a more comparable representation of business performance this volatility has been separately analysed for the Group's insurance and banking businesses (page 28, note 3). In addition, other IFRS related adjustments applied with effect from 1 January 2005, for which comparatives are not required to be restated (page 26, note 2), and the impact on the Group's results of businesses sold in 2004, have been separately analysed in the Group's results. A reconciliation of this ' comparable' basis of presentation to the statutory profit before tax is shown on page 1.



For certain aspects of the Group's life assurance businesses additional financial information has been provided on an 'embedded value' basis, as applied under UK GAAP in previous reporting periods.







FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.







                                           CONTENTS


                                                                                                        Page
Profit before tax by division                                                                              1
Assets by division                                                                                         1
Performance highlights                                                                                     2
Summary of results                                                                                         3
Group Chief Executive's statement                                                                          4
Group Finance Director's review of financial performance                                                   7
Segmental analysis                                                                                         9
Divisional performance
     - UK Retail Banking                                                                                  11
     - Insurance and Investments                                                                          14
     - Wholesale and International Banking                                                                18
Consolidated income statement - statutory                                                                 20
Consolidated balance sheet - statutory                                                                    21
Condensed consolidated cash flow statement - statutory                                                    22
Consolidated statement of changes in equity - statutory                                                   23
Segmental analysis - statutory                                                                            24
Notes                                                                                                     26
Contacts for further information                                                                          43



LLOYDS TSB GROUP



                                    PROFIT BEFORE TAX BY DIVISION



                                                                           Half-year to        Half-year to
                                                                             30 June            31 December
                                                                          2005          2004          2004
                                                                          GBPm          GBPm          GBPm

UK Retail Banking
  Before provisions for customer redress                                   830           800           939
  Provisions for customer redress                                            -             -          (100)
                                                                           830           800           839
Insurance and Investments
  Before provisions for customer redress                                   400           376           423
  Provisions for customer redress                                            -             -           (12)
                                                                           400           376           411
Wholesale and International Banking                                        662           582           671
Central group items (page 32, note 6)                                     (169)         (153)         (197)
Profit before tax - comparable basis                                     1,723         1,605         1,724
Volatility (page 28, note 3)
-  Banking                                                                 (73)            -             -
-  Insurance                                                               104           (65)          210
-  Policyholder tax                                                         46             5            (3)
Other IFRS adjustments applied from 1 January 2005   (page 26, note       (124)            -             -
2)
Loss on sale of businesses (page 40, note 19)                                -           (13)           (8)
Trading results of discontinued operations                                   -            36             4
Profit before tax                                                        1,676         1,568         1,927






                                   ASSETS BY DIVISION





                                                                                 30 June       1 January
                                                                                   2005           2005
                                                                                   GBPm           GBPm


UK Retail Banking                                                                  99,797         96,472

Insurance and Investments                                                          77,071         69,864
Wholesale and International Banking                                               126,568        123,826
Central group items                                                                 1,776          1,835
Total assets                                                                      305,212        291,997

LLOYDS TSB GROUP



                              PERFORMANCE HIGHLIGHTS



Unless otherwise stated, throughout this document our analysis compares the half-year to 30 June 2005 to the corresponding period in 2004.

Key achievements - comparable basis

-  The Group has continued to deliver earnings growth in all divisions.

- Considerable progress in improving returns; increases in both economic profit and post-tax return on average shareholders' equity.

- Good franchise growth with customer lending during the half up by 4 per cent to GBP167.6 billion and customer deposits up by 3 per cent to GBP130.6 billion.

- Strong increase in retail banking quality customer recruitment. Good levels of customer balance growth in many product areas.

- Substantial increase in life assurance new business weighted sales and market share. Increased new business contribution and margin, on an embedded value basis.

-  Good progress in delivering the strategy to build an integrated
   Wholesale bank. 25 per cent increase in Corporate Markets profit before tax, and 27 per cent increase in Business Banking profit before tax.

- Costs remain firmly under control. Income growth exceeded cost growth in each division and at Group level.

-  Overall credit quality remains satisfactory.

-  Capital ratios remain robust.

-  Interim dividend maintained at 10.7p per share.



Results - comparable basis

- Profit before tax increased by GBP118 million, or 7 per cent, to GBP1,723 million.

-  Earnings per share increased by 10 per cent to 22.1p.

-  Economic profit increased by 11 per cent to GBP728 million.

-  Post-tax return on average shareholders' equity increased to
   21.9 per cent, from 21.5 per cent.

-  Post-tax return on average risk-weighted assets decreased from
   1.92 per cent to 1.88 per cent.



Results - statutory

- Profit before tax increased by GBP108 million, or 7 per cent, to GBP1,676 million.

- Profit attributable to equity shareholders increased by 9 per cent to GBP1,192 million.

-  Earnings per share increased by 9 per cent to 21.3p.

-  Post-tax return on average shareholders' equity increased to
   24.7 per cent.

-  Total capital ratio 9.6 per cent, tier 1 capital ratio 7.8 per cent.

LLOYDS TSB GROUP



                                  SUMMARY OF RESULTS



                                                          Half-year to                        Half-year to
                                                             30 June              Increase     31 December
                                                       2005          2004        (Decrease)         2004
                                                       GBPm          GBPm                %          GBPm
Results - comparable basis (page 26, note 2)
Total income, net of insurance claims                   4,831         4,610             5          4,888
Operating expenses                                      2,597         2,529             3          2,737
Trading surplus                                         2,234         2,081             7          2,151
Impairment losses on loans and advances                   511           476             7            427
Profit before tax                                       1,723         1,605             7          1,724
Economic profit (page 38, note 16)                        728           655            11            694
Earnings per share (pence) (page 39, note 17)            22.1          20.1            10           21.0
Post-tax return on average shareholders' equity (%)      21.9          21.5                         22.0
Post-tax return on average risk-weighted assets (%)      1.88          1.92                         1.91

Results - statutory
Total income, net of insurance claims                   4,925         4,572             8          5,107
Operating expenses                                      2,579         2,549             1          2,748
Trading surplus                                         2,346         2,023            16          2,359
Impairment losses on loans and advances                   670           442            52            424
Profit before tax                                       1,676         1,568             7          1,927
Profit attributable to equity shareholders              1,192         1,094             9          1,298
Economic profit (page 38, note 16)                        757           623            22            816
Earnings per share (pence) (page 39, note 17)            21.3          19.6             9           23.2
Post-tax return on average shareholders' equity (%)      24.7          20.9                         24.2

Shareholder value
Closing market price per share (period-end)              473p       431.75p                         473p
Total market value of shareholders' equity          GBP26.5bn     GBP24.2bn                    GBP26.5bn
Proposed dividend per share (page 42, note 21)          10.7p         10.7p                        23.5p





                                                        30 June      1 January      Increase
                                                          2005          2005       (Decrease)
                                                         GBPm           GBPm              %
Balance sheet
Shareholders' equity                                      9,475         9,572           (1)
Net assets per share (pence)                                167           169           (1)
Total assets                                            305,212       291,997            5
Loans and advances to customers                         167,583       161,162            4
Customer deposits                                       130,550       126,349            3

Risk asset ratios                                            %             %
Total capital                                               9.6          10.1
Tier 1 capital                                              7.8           8.2


LLOYDS TSB GROUP



GROUP CHIEF EXECUTIVE'S STATEMENT



During the first half of 2005, the Group's profit before tax, on a comparable basis, rose by 7 per cent to GBP1,723 million, despite entering a more challenging period in the economic cycle. The increase reflects the continued successful unfolding of our organic growth strategy across each of our three operating divisions, as we build deep, long-lasting relationships within each of our franchises. In addition to continued earnings momentum, the Group also improved its return on equity and economic profit.



At the end of 2004, we set out three strategic priorities to guide our future growth:

-   to materially deepen customer relationships

-   to improve our efficiency

- to continue to enhance the Group's capabilities and processes to support faster growth.



We have continued to make good progress on each of these management priorities and the key achievements over the last six months, which underpin our results, are summarised below.



To materially deepen customer relationships

In the Retail Bank, we saw a 4 per cent improvement in profit before tax, on a comparable basis, and we delivered positive jaws with 5 per cent income growth exceeding cost growth of 2 per cent. We have continued to build on our 'local markets' programme to bring us closer to the customer and we now have much of the necessary infrastructure in place. Our early results under this programme have seen us progress against a number of the key drivers to building stronger relationships such as enhancing the use of customer data. During the second half of 2005, we will continue to develop the framework by increasing sales capacity and effectiveness.



We continue to see improved results in terms of customer service, with our customer satisfaction ratings reaching an all time high. Our quality management programme, which is helping to continuously improve our processing efficiency, has played a key role in improving our cost position.



Our improved customer satisfaction scores also helped to drive good levels of new quality customer recruitment. We have maintained strong flows of new business and are continuing to meet our customers' broader range of needs in key areas such as consumer lending, mortgages, savings and insurance where we have seen good customer balance growth. Our market shares in these key product lines have held steady, despite the highly competitive environment in which we operate. Our asset quality remains satisfactory.



In Wholesale and International Banking, our core businesses had another good half-year and the division delivered a 14 per cent improvement in profit before tax, on a comparable basis. We have successfully begun to implement our new strategies in both Business Banking and the Corporate Markets franchise, which will play an important role in our future growth. Whilst the investment in these strategies led to an increase in costs, we continued to deliver positive jaws with growth in income of 6 per cent and costs growth held to 5 per cent.

LLOYDS TSB GROUP



In Business Banking, we have seen strong franchise growth and, in addition to winning a greater share of the 'switchers' market, we maintained our strong position in business start-ups with a market share of 20 per cent. The growth in recruitment was accompanied by good growth in both customer lending and deposits, as customers continued to place more of their business with us.



Our Corporate Markets franchise enjoyed another strong half, with a 25 per cent improvement in profits underpinned by a 26 per cent improvement in the cross-sales of products as our relationship development programmes continue to take hold. Asset quality remains strong, with impairment losses falling year on year. We have made continued investment in the Corporate Markets franchise, and this has been rewarded both in terms of the stronger business levels as well as external recognition. In particular, we were delighted to receive the CBI Best Corporate Bank Award 2005. We will continue to develop the businesses, to strengthen our capabilities and services that will allow us to provide a broader range of solutions for our customers and meet their needs.



In Insurance and Investments our profit before tax, on a comparable basis, increased by 6 per cent, underpinned by an improvement in our market share in life, pensions and investments which rose from 4.9 per cent to 6.2 per cent in the first quarter of 2005. Our life and pensions new business margin also improved. In our life, pensions and OEIC businesses, on an embedded value basis, we saw a 7 per cent profit improvement underpinned by a rise in new business contribution of 32 per cent, as we continue to increase our focus on the more profitable, more capital efficient business lines.



We continue to make progress in our bancassurance programme, with a 4 per cent increase in sales, notwithstanding the slowdown in the growth of mortgage related protection business. Sales of OEICs rose by 29 per cent following the launch last year of our new simplified product range. Whilst we still have work to do to continue to improve our overall performance, we have a clear strategy to deliver profitable growth in this business.



We have seen continued strong growth in our IFA business, with a 41 per cent improvement in weighted sales in the first half, underpinned by our product and service developments in pensions and investments. This improved performance led to an estimated market share of 7.1 per cent in the first quarter of this year, compared with 5.0 per cent in the first quarter of 2004, cementing Scottish Widows' success in this market.



Scottish Widows remains strongly capitalised and in addition to the payment of a GBP200 million dividend to the Group in March 2005, we expect Scottish Widows to make a further significant repatriation of capital to the Group in the second half of the year as we improve our capital efficiency.



Our General Insurance business delivered another robust half, with profits up 8 per cent, despite a slowdown in the growth of our retail lending businesses. The results reflect successful investment in the direct channels, our claims processes and the claims supply chain.

LLOYDS TSB GROUP



To improve our efficiency

The Group cost:income ratio, on a comparable basis, improved to 53.8 per cent from 54.9 per cent in the first half of 2004, reflecting the fact that we have once again delivered positive jaws. The Group has maintained its firm cost control discipline and the growth in expenses was held to 3 per cent in the first half of the year. We believe there are good opportunities to drive further improvements in our cost position and we will be addressing this through the continued application of our quality programme as well as specific programmes in areas such as procurement and IT simplification.



To continue to enhance the Group's capabilities and processes to support faster growth

We believe it is necessary for us to enhance our framework of skills and competencies to allow us to drive higher rates of growth in a safe and sustainable manner. In Finance, we are, for example, further embedding the use of economic profit management disciplines to improve our pricing decisions and hence our returns. In terms of Risk, we continue to enhance the risk governance framework throughout the organisation which is leading to a more detailed assessment of risk across the business portfolio and greater clarity around the risk/reward trade-offs.



We are committed to building a high performance organisation. In addition to further strengthening our executive management team, we have put in place integrated programmes to further raise our performance and to enhance our capabilities to execute effectively.



Summary

We have a strong franchise and, looking forward, we remain committed to the execution of our organic growth strategy, based on building ever deeper relationships with our customers. We are investing in our business unit strategies, which will provide the necessary platform to sustain our future growth. Our staff are committed to the delivery of our plans and to serving the needs of our customers. Our capital position remains robust and we continue to expect to be beneficiaries of Basel II. Our asset quality is satisfactory and our broadly based franchise means that we are well positioned to deliver a good trading performance in the second half of 2005 and beyond.











J Eric Daniels

Group Chief Executive

LLOYDS TSB GROUP



            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE



Since 1 January 2005, the Group has been using IFRS for financial reporting. Although IFRS significantly changes the timing of earnings recognition in financial results, it is important to note that it has no impact on our business fundamentals and cash flows, the development of our organic growth strategies, or our capital management policies.



Full details of the retrospective impact of the Group's implementation of IFRS were published in our 'Transition to IFRS' announcement on 27 May 2005. The increased use in IFRS of fair values has led to greater volatility in the earnings of the Group. In order to provide a more comparable representation of our business performance this earnings volatility, together with other IFRS related adjustments applied with effect from 1 January 2005 and the impact on the Group's results of businesses sold in 2004, have been separately analysed to provide a comparable basis of presentation.



In the first half of 2005 statutory profit before tax was GBP1,676 million, an increase of GBP108 million, or 7 per cent, compared to GBP1,568 million in the first half of 2004. Profit attributable to equity shareholders increased by GBP98 million, or 9 per cent, to GBP1,192 million and earnings per share increased by 9 per cent to 21.3p.



On a comparable basis, as a result of earnings growth in all divisions, profit before tax increased by GBP118 million, or 7 per cent, to GBP1,723 million. Revenue growth of 5 per cent exceeded cost growth of 3 per cent. Earnings per share increased by 10 per cent to 22.1p and economic profit increased by 11 per cent to GBP728 million. The post-tax return on average shareholders' equity was
21.9 per cent.



Our strategy to deepen customer relationships has led to an increase in retail lending, particularly in mortgages, credit cards and personal loans, and is reflected in a 4 per cent increase in loans and advances to customers to GBP168 billion during the last six months. Total assets increased by 5 per cent to GBP305 billion. Over the same period, customer deposits increased by GBP4 billion, or 3 per cent, to GBP131 billion, largely as a result of strong growth in current account credit balances.



Group net interest income, on a comparable basis, increased by GBP151 million, or 6 per cent, compared with the first half of last year. Good levels of consumer lending growth led to increases of GBP2.0 billion in average personal lending and credit card balances and GBP7.7 billion in average mortgage balances, and customer lending growth in our Business Banking and Corporate Markets franchises increased average interest-earning assets by GBP4.8 billion.



The net interest margin from our banking businesses (page 32, note 7) decreased from 2.89 per cent in the first half of 2004 to 2.75 per cent in the first half of 2005. However, much of this decline took place during the second half of 2004. As anticipated, the rate of margin erosion has slowed significantly with only a 5 basis point reduction during the first half of 2005. Much of this erosion has been caused by the impact of lower earnings on the Group's capital and other interest free liabilities and, excluding this funding impact, the margin was broadly stable during the first half of 2005.

LLOYDS TSB GROUP



Other income, net of insurance claims, increased by GBP70 million to GBP2,174 million (page 33, note 8). Fees and commissions receivable, on a comparable basis, increased by 13 per cent to GBP1,623 million as a result of higher income from the strong volume growth in credit and debit card services, higher insurance broking commissions, and an increase in fees from large corporate business and asset based lending, as a result of growing customer transaction volumes.



Operating expenses continued to be tightly controlled and on a comparable basis increased by only 3 per cent to GBP2,597 million (page 34, note 10). Significant improvements continue to be made in processing and operational efficiency and we have continued to expand our programme of offshoring a number of our processing and back office operations to India. As a result of this constant focus on day-to-day operating cost control, the cost:income ratio improved to 53.8 per cent, from 54.9 per cent in the first half of 2004.



Overall asset quality remains satisfactory. On a comparable basis, impairment losses on loans and advances increased by 7 per cent to GBP511 million. A substantial reduction in impairment losses in the corporate franchise was offset by a 21 per cent rise in the retail banking business, resulting from a combination of volume related asset growth in personal loan and credit card lending, the absence of a provision release in the mortgage business which totalled GBP12 million in the first half of 2004, and an increase in the number of personal customers experiencing repayment difficulties. Most of our new retail lending during the half has been to existing customers where we believe we have a better understanding of an individual customer's total financial position. On a comparable basis, our impairment charge expressed as a percentage of average lending improved to 0.63 per cent, compared to 0.68 per cent in the first half of 2004 (page 35, note 12). On a statutory basis, impaired assets totalled GBP3,894 million, compared with GBP3,515 million at 1 January 2005, representing 2.3 per cent of total lending, up from 2.1 per cent at 1 January 2005.



Scottish Widows continues to be one of the most strongly capitalised life assurance companies in the UK. At the end of December 2004, the working capital ratio of the Scottish Widows Long-Term Fund was 19.0 per cent (page 41, note 20) and this improved to an estimated 19.5 per cent at the end of June 2005. The required risk capital margin was covered over 9 times. In March 2005, Scottish Widows paid a 2004 dividend of GBP200 million to Lloyds TSB reflecting the start of an expected regular dividend stream. We are continuing to examine opportunities to improve our capital efficiency and have work in progress that we believe will allow Scottish Widows, without compromising its strong capital position, to repatriate further capital to the Group, in excess of GBP500 million in the second half of 2005, in addition to its annual dividend.



Our capital position remains robust. At the end of June 2005, the total capital ratio was 9.6 per cent and the tier 1 capital ratio was 7.8 per cent. During the half-year, risk-weighted assets increased by 6 per cent to GBP140 billion, reflecting good levels of growth in consumer lending and mortgages and strong growth in our Corporate Markets businesses. We continue to plan for risk-weighted asset growth of mid-to-high single digits over the next few years, and expected profit retentions remain sufficient to support this level of risk-weighted asset growth within our current capital management policy. The Board has decided to maintain the interim dividend at 10.7p per share.



Helen A Weir

Group Finance Director

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS


Half-year to                                        Life,
30 June 2005                                      pensions,
                                                  OEICs and
                                                    asset                     Wholesale
                            UK                      manage      Insurance        and        Central
                          Retail       General      -ment          and      International    group
                          Banking     insurance                Investments     Banking       items        Total
Comparable basis           GBPm          GBPm         GBPm        GBPm         GBPm           GBPm         GBPm

Net interest income         1,612            19          186         205         1,035         (195)       2,657
Other income (page 30,        908           261        6,796       7,057           774            4        8,743
note 4)
Total income (page 30,      2,520           280        6,982       7,262         1,809         (191)      11,400
note 4)
Insurance claims (page 30,      -          (108)      (6,461)     (6,569)            -            -       (6,569)
note 4)
Total income, net of
insurance claims            2,520           172          521         693         1,809         (191)       4,831
Operating expenses         (1,274)          (78)        (215)       (293)       (1,052)          22       (2,597)
Trading surplus             1,246            94          306         400           757         (169)       2,234
(deficit)
Impairment losses on
loans and advances           (416)            -            -           -           (95)           -         (511)
Profit (loss) before tax*     830            94          306         400           662         (169)       1,723
Volatility
-  Banking                      -             -            -           -             -          (73)         (73)
-  Insurance                    -             7           97         104             -            -          104
-  Policyholder tax             -             -           46          46             -            -           46
Other IFRS adjustments       (134)            -           (2)         (2)           33          (21)        (124)
applied from 1 January
2005
Profit (loss) before tax      696           101          447         548           695         (263)       1,676






Half-year to                                          Life,
30 June 2004                                        pensions,
                                                    OEICs and
                                                      asset                   Wholesale
                              UK                      manage      Insurance       and         Central
                            Retail       General      -ment         and      International     group
                            Banking     insurance                Investments     Banking       items        Total
Comparable basis             GBPm          GBPm         GBPm        GBPm         GBPm           GBPm         GBPm

Net interest income         1,602            26          108         134           971         (201)       2,506
Other income (page 30,        794           248        3,369       3,617           741           26        5,178
note 4)
Total income (page 30,      2,396           274        3,477       3,751         1,712         (175)       7,684
note 4)
Insurance claims (page 30,      -          (115)      (2,959)     (3,074)            -            -       (3,074)
note 4)
Total income, net of
insurance claims            2,396           159          518         677         1,712         (175)       4,610
Operating expenses         (1,252)          (72)        (229)       (301)         (998)         22        (2,529)
Trading surplus             1,144            87          289         376           714         (153)       2,081
(deficit)
Impairment losses on
loans and advances           (344)            -            -           -          (132)           -         (476)
Profit (loss) before tax*     800            87          289         376           582         (153)       1,605
Volatility
-  Insurance                    -            (5)         (60)        (65)            -            -          (65)
-  Policyholder tax             -             -            5           5             -            -            5
Loss on sale of                 -             -            -           -           (13)           -          (13)
businesses
Trading results of              -             -            -           -            36            -           36
discontinued operations
Profit (loss) before tax      800            82          234         316           605         (153)       1,568



*comparable basis

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS (continued)



Half-year to                                         Life,
31 December 2004                                   pensions,
                                                   OEICs and
                                                     asset                     Wholesale
                             UK                     manage-      Insurance        and        Central
                           Retail       General       ment          and      International    group
                           Banking     insurance                Investments     Banking       items        Total
Comparable basis            GBPm          GBPm         GBPm        GBPm          GBPm          GBPm         GBPm

Net interest income         1,626            18          131         149         1,015         (206)       2,584
Other income (page 30,        902           248        6,880       7,128           803           19        8,852
note 4)
Total income (page 30,      2,528           266        7,011       7,277         1,818         (187)      11,436
note 4)
Insurance claims (page 30,      -           (99)      (6,449)     (6,548)            -            -       (6,548)
note 4)
Total income, net of        2,528           167          562         729         1,818         (187)       4,888
insurance claims
Operating expenses         (1,357)          (82)        (239)       (321)       (1,049)         (10)      (2,737)
Trading surplus             1,171            85          323         408           769         (197)       2,151
(deficit)
Impairment losses on         (332)            -            3           3           (98)           -         (427)
loans and advances
Profit (loss) before tax*     839            85          326         411           671         (197)       1,724
Volatility
-  Insurance                    -            13          197         210             -            -          210
-  Policyholder tax             -             -           (3)         (3)            -            -           (3)
Loss on sale of                 -             -            -           -            (8)           -           (8)
businesses
Trading results of              -             -            -           -             4            -            4
discontinued operations
Profit (loss) before tax      839            98          520         618           667         (197)       1,927



*comparable basis

LLOYDS TSB GROUP



DIVISIONAL PERFORMANCE



                               UK RETAIL BANKING



                                                                           Half-year to         Half-year to
                                                                             30 June             31 December
                                                                         2005          2004          2004
Comparable basis                                                         GBPm          GBPm          GBPm

Net interest income                                                      1,612         1,602         1,626
Other income                                                               908           794           902
Total income                                                             2,520         2,396         2,528
Operating expenses:
  Before provisions for customer redress                                (1,274)       (1,252)       (1,257)
  Provisions for customer redress                                            -             -          (100)
                                                                        (1,274)       (1,252)       (1,357)
Trading surplus                                                          1,246         1,144         1,171
Impairment losses on loans and advances                                   (416)         (344)         (332)
Profit before tax*                                                         830           800           839

Profit before tax, before provisions for customer redress*                 830           800           939
Cost:income ratio, before provisions for customer redress*               50.6%         52.3%         49.7%
*comparable basis




Key achievements

- Continued earnings momentum. Profit before tax, on a comparable basis, increased by 4 per cent to GBP830 million.

- Positive jaws continue to be delivered. Income growth of 5 per cent exceeded cost growth of 2 per cent.

- Good customer balance growth in many product areas. Over the last six months:

   -     Group mortgage balances increased by 4 per cent to GBP83.7 billion.

   -     Credit card balances increased by 3 per cent to GBP7.7 billion.

   -     Personal loan balances increased by 4 per cent to GBP11.2 billion.

   -     Customer deposit balances increased by 3 per cent to GBP68.2 billion.

- Good customer franchise growth. 22 per cent increase in quality customer current account recruitment.

-  Asset quality remains satisfactory.

LLOYDS TSB Group



UK Retail Banking (continued)



Profit before tax, on a comparable basis, from UK Retail Banking increased by GBP30 million, or 4 per cent, to GBP830 million, supported by continued growth in the Group's consumer lending portfolios, higher than expected general insurance profit sharing commissions and improved fee income. Total income increased by 5 per cent whilst cost growth was 2 per cent. Other income increased by 14 per cent, and represents 36 per cent of total income, compared with 33 per cent in the first half of 2004.



In the first half of 2005, good levels of growth were achieved in all key product areas. Personal loan balances outstanding at 30 June 2005 were GBP11.2 billion, an increase of 11 per cent over the last twelve months and card balances totalled GBP7.7 billion, an increase of 8 per cent. In a slowing mortgage market, gross new mortgage lending for the Group totalled GBP11.8 billion, compared with GBP13.6 billion in the first half of 2004. Net new lending totalled GBP3.6 billion resulting in a market share of net new lending of 8.9 per cent, and mortgage balances outstanding increased by 10 per cent to GBP83.7 billion. Credit balances on current accounts and savings and investment accounts increased by 7 per cent. Income and economic profit per customer continued to improve during the half-year.



Operating expenses remained well controlled throughout the business and, as a result, increased by only GBP22 million, or 2 per cent, to GBP1,274 million compared with 5 per cent growth in income during the half-year. We have continued to rationalise back office operations to improve efficiency. Levels of customer service and satisfaction have also continued to improve.



Overall asset quality remained satisfactory. Impairment losses on loans and advances increased by GBP72 million, or 21 per cent, to GBP416 million, reflecting a combination of volume related asset growth in personal loan and credit card lending, the absence of a mortgage provision release which in the first half of 2004 totalled GBP12 million, and an increasing impact from customers experiencing repayment difficulties. The impairment charge as a percentage of average lending for personal loans and overdrafts increased to
4.45 per cent, from 4.34 per cent in the first half of 2004, while the charge in the credit card portfolio increased to 3.74 per cent, from 3.51 per cent in the first half of 2004. In the mortgages business, the Group continued to experience a low level of losses, however the absence of a provision release led to an increase in the mortgage impairment charge to GBP6 million. Overall, the provisions charge as a percentage of average lending, on a comparable basis, was
0.87 per cent, compared to 0.79 per cent in the first half of 2004.



Cheltenham & Gloucester (C&G) continues to focus on prime lending market segments. The average indexed loan-to-value ratio on the C&G mortgage portfolio was 40 per cent (31 December 2004: 41 per cent), and the average loan-to-value ratio for C&G new mortgages and further advances written during the first half of 2005 was 64 per cent (2004: 62 per cent). At 30 June 2005, 85 per cent of C&G mortgage balances had an indexed loan-to-value ratio of less than 80 per cent (31 December 2004: 88 per cent) and only 1 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent (31 December 2004: 0.3 per cent).

LLOYDS TSB GROUP



UK Retail Banking (continued)



Within personal loans, key initiatives have been the increased use of behavioural and risk-based pricing, and leveraging our customer insight capabilities to enable the Group to deliver more competitive pricing to better quality customers within our existing customer base. 99 per cent of new personal loans and 76 per cent of new credit cards sold during the first half of 2005 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. The retail bank has also continued to avoid sub-prime lending. Dynamic delinquency measures, on a rolling 12 month basis, remain in line with our expectations given the slowdown in consumer spending.



Customers are increasingly choosing to buy through direct channels and continued investment in our direct channel capabilities has supported good levels of business growth. Our internet bank now has 3.4 million registered users and, in the first half of 2005, over 600,000 product sales were achieved through the internet, an increase of 24 per cent compared to the first half of 2004. Over 218 million transactions were processed through internet banking, an increase of 36 per cent on the first half of 2004. Sales through direct channels now represent almost half of total sales.



Lloyds TSB remains a leader in the added value current account market, with over 4 million customers. Quality customer current account recruitment increased by 22 per cent, compared with the first half of 2004, whilst customer attrition levels were flat.

LLOYDS TSB GROUP



                           INSURANCE AND INVESTMENTS



                                                                         Half-year to         Half-year to
                                                                           30 June            31 December
                                                                       2005          2004          2004
Comparable basis                                                       GBPm          GBPm          GBPm

Net interest income                                                     205           134           149
Other income (page 30, note 4)                                        7,057         3,617         7,128
Total income (page 30, note 4)                                        7,262         3,751         7,277
Insurance claims (page 30, note 4)                                   (6,569)       (3,074)       (6,548)
Total income, net of insurance claims                                   693           677           729
Operating expenses                                                     (293)         (301)         (321)
Trading surplus                                                         400           376           408
Impairment losses on loans and advances                                   -             -             3
Profit before tax*                                                      400           376           411

Profit before tax analysis
Life, pensions and OEICs                                                298           287           320
General insurance                                                        94            87            85
Scottish Widows Investment Partnership                                    8             2             6
Profit before tax*                                                      400           376           411

Embedded value basis+
Life and pensions
New business contribution                                                98            74           114
Existing business                                                       101           121            76
Investment earnings - normalised                                         92            80            87
Profit before tax                                                       291           275           277
OEICs
Profit before tax                                                        23            19            34
Profit before tax (life, pensions and OEICs)                            314           294           311
New business margin (life and pensions)                               25.8%         24.3%         32.4%
*comparable basis  + using the Group's 2004 UK GAAP reporting basis





Key achievements

- Improved profit performance. Profit before tax, on a comparable basis, increased by 6 per cent to GBP400 million.

- On an embedded value basis, life, pensions and OEICs profit before tax increased by 7 per cent to GBP314 million.

-  Strong sales performance.  25 per cent increase in Scottish
   Widows' new business weighted sales, increasing the Group's overall market share from 4.9 per cent to 6.2 per cent.

-  Improved profitability.  New business contribution in Scottish
   Widows', on an embedded value basis, increased by 32 per cent. Life and pensions new business margin increased to 25.8 per cent.

- Good progress with Lloyds TSB Insurance's strategy to develop its manufacturing business and increase focus on direct channels. Direct sales increased by 19 per cent.

-  Strong capital position maintained.

LLOYDS TSB GROUP



Insurance and Investments (continued)



Profit before tax, on a comparable basis, increased by 6 per cent to GBP400 million. Profit before tax from our life, pensions and OEIC businesses increased by GBP11 million, or 4 per cent, to GBP298 million. The Group's strategy to improve its returns by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 32 per cent increase in new business contribution, on an embedded value basis, to GBP98 million. As a result of this improved capital efficiency, strong sales of pensions and single premium investments, and improved returns from less capital efficient products such as stakeholder pensions, the life and pensions new business margin increased to 25.8 per cent, from 24.3 per cent in the first half of 2004.



Overall, weighted sales in the first half of 2005 increased by 25 per cent to GBP443.1 million and as a result the Group's life, pensions and investments market share in the first quarter increased significantly to an estimated 6.2 per cent, compared with 4.9 per cent in the first quarter of 2004. IFA sales grew 41 per cent to GBP280.0 million and our estimated market share of the IFA market improved to 7.1 per cent, from 5.0 per cent in the first quarter of 2004. IFA sales benefited particularly from improved product and service offerings for pensions, and savings and investments. Bancassurance sales were 4 per cent higher at GBP128.2 million, as a 29 per cent increase in weighted sales of OEICs through the branch network and Lloyds TSB private banking clients was offset by lower sales of protection products, largely reflecting the slowdown in the rate of growth in mortgage lending. Our estimated market share through the bancassurance and direct channels increased to 4.9 per cent, from 4.7 per cent in the first quarter of 2004.



                                                                           Half-year to        Half-year to
                                                                             30 June            31 December
                                                                         2005          2004          2004
                                                                         GBPm          GBPm          GBPm

Weighted sales (regular + 1/10 single)
Life and pensions                                                        379.3         305.0         351.7
OEICs                                                                     63.8          49.6          36.8
Life, pensions and OEICs                                                 443.1         354.6         388.5

Bancassurance                                                            128.2         123.3         118.3
Independent financial advisers                                           280.0         198.3         233.3
Direct                                                                    34.8          32.7          36.8
Other                                                                      0.1           0.3           0.1
Life, pensions and OEICs                                                 443.1         354.6         388.5

Group funds under management                                             GBPbn         GBPbn         GBPbn
Scottish Widows Investment Partnership                                      87            77            82
UK Wealth Management                                                        13            11            13
International                                                               14            14            13
                                                                           114           102           108

LLOYDS TSB GROUP



Insurance and Investments (continued)



Pre-tax profit, on a comparable basis, from Scottish Widows Investment Partnership (SWIP) increased to GBP8 million, compared with GBP2 million in the first half of 2004, reflecting improved market performance and increased revenues from new business. SWIP won GBP2.6 billion of gross new business in the first half of 2005, an increase of 73 per cent on the first half of 2004, and its assets under management increased by 13 per cent to GBP87 billion, compared with the first half of 2004. Overall investment performance in the first half of 2005 has continued to improve.

LLOYDS TSB GROUP



Insurance and Investments (continued)



General insurance



                                                                           Half-year to          Half-year to
                                                                             30 June              31 December
                                                                          2005          2004           2004
                                                                          GBPm          GBPm           GBPm

Premium income from underwriting
Creditor                                                                    64            55            59
Home                                                                       220           218           224
Health                                                                       8            16            11
Reinsurance premiums                                                       (15)          (13)          (16)
                                                                           277           276           278
Commissions from insurance broking
Creditor                                                                   229           203           239
Home                                                                        22            21            24
Health                                                                       8            10            10
Other                                                                      105            57           108
                                                                           364           291           381

Distribution commissions paid to banking businesses                        370           339           403




Profit before tax, on a comparable basis, from our general insurance operations increased by GBP7 million, or 8 per cent, to GBP94 million.



In an increasingly competitive home insurance market, continued progress in improving levels of business retention and higher product margins led to an increase of GBP2 million in premium income from underwriting home insurance. Insurance broking commission income increased by GBP73 million reflecting a GBP26 million increase in income from creditor insurance, as improved sales through direct channels offset the impact of a slowdown in our mortgage and consumer lending growth, and a GBP48 million increase in other commissions, reflecting higher than expected profit sharing income.



Our strategy to increase investment in more cost efficient distribution through direct channels is starting to create a shift from face-to-face channels towards direct channels. As a result gross written premiums from new policies sold through direct channels increased by 19 per cent in the first half of 2005, reflecting strong growth in levels of new home and motor insurance business.



Claims fell by GBP7 million to GBP108 million, compared to the first half of 2004, and the claims ratio improved to 37 per cent, compared with 40 per cent in the first half of 2004, reflecting good progress in re-engineering the claims process and improvements in the cost effectiveness of the claims supply chain, as well as lower health claims as a result of the transfer of the Group's private medical insurance business to BUPA during 2004.

LLOYDS TSB GROUP



                      Wholesale and International Banking



                                                                         Half-year to         Half-year to
                                                                           30 June            31 December
                                                                        2005          2004         2004
Comparable basis                                                        GBPm          GBPm         GBPm

Net interest income                                                    1,035           971        1,015
Other income                                                             774           741          803
Total income                                                           1,809         1,712        1,818
Operating expenses                                                    (1,052)         (998)      (1,049)
Trading surplus                                                          757           714          769
Impairment losses on loans and advances                                  (95)         (132)         (98)
Profit before tax*                                                       662           582          671

Cost:income ratio*                                                     58.2%         58.3%        57.7%
*comparable basis




Key achievements

- Strong profit growth. Profit before tax, on a comparable basis, increased by 14 per cent to GBP662 million.

- Positive jaws. Income growth of 6 per cent exceeded cost growth of 5 per cent.

- Good progress in delivering the strategy to build an integrated wholesale bank.

-  25 per cent increase in Corporate Markets profit before tax.

- Strong levels of franchise growth in Business Banking. 27 per cent growth in profit before tax.

-  Asset quality remains strong.



Wholesale and International Banking profit before tax, on a comparable basis, increased by GBP80 million, or 14 per cent, to GBP662 million. Income growth of 6 per cent exceeded cost growth of 5 per cent, leading to an improvement in the cost:income ratio to 58.2 per cent. In addition to a reduction in impairment losses, there was good income growth in Corporate Markets, Business Banking and Asset Finance.



Net interest income increased by GBP64 million, or 7 per cent, reflecting higher income from strong growth in customer lending in Corporate Markets, Business Banking and Asset Finance and improved margins in Business Banking. Other income increased by GBP33 million, or 4 per cent, as strong growth in fee income in relationship businesses and higher levels of cross-selling activity within Corporate Markets, and the beneficial impact of a number of motor dealership acquisitions in Asset Finance, was partly offset by a reduction in the level of venture capital investment realisations. Costs were 5 per cent higher at GBP1,052 million, reflecting higher staff costs as a result of our increased investment in people, as we build up our Corporate Markets product capability and expertise, and the impact of the motor dealership acquisitions within Asset Finance.

LLOYDS TSB GROUP



Wholesale and International Banking (continued)



The charge for impairment losses on loans and advances decreased by GBP37 million to GBP95 million, as a result of a decrease in provisions from the corporate lending portfolio, partially offset by higher charges in the Asset Finance business.



In Corporate Markets, profit before tax grew by 25 per cent, from GBP319 million in the first half of 2004, to GBP399 million, driven by a combination of higher income and a reduction in impairment losses. Income increased by GBP35 million, or 5 per cent. Customer relationships continue to be deepened, and the business strategy to create an integrated regional sales structure, bringing together product specialists with relationship managers, has continued to generate positive results. Cross-selling income increased by 26 per cent, including a 28 per cent increase in Financial Markets cross-selling income to GBP48 million in the first half of 2005.



Profit before tax in Business Banking grew by GBP21 million, or 27 per cent, to GBP98 million reflecting good growth in customer income and tight control of costs. Customer deposits rose by 6 per cent to GBP11.2 billion and customer lending increased by 11 per cent to GBP7.7 billion. Business Banking continued to develop and grow its customer franchise, with net customer recruitment of some 10,000 during the first half of 2005, reflecting a share of 20 per cent in the start-up market. Over 8,500 customers transferred their banking arrangements to the Group from other banking providers.



Profit before tax in Asset Finance decreased by 9 per cent to GBP107 million, largely reflecting higher impairment losses, which offset the continued development of the motor and leisure, and contract hire businesses. In the personal and retail finance business, new business volumes have increased by some 8 per cent, and market share increased. Lloyds TSB Commercial Finance has continued to grow strongly with a 19 per cent market share, measured by client numbers, and the motor and leisure business continues to be the largest independent lender in the UK motor and leisure point of sale market with a market share of 19 per cent.



In International Banking, profit before tax decreased by GBP19 million, or 27 per cent, to GBP51 million, a key component of which was lower earnings on retained capital following the repatriation of offshore capital to the Group.

LLOYDS TSB GROUP



CONSOLIDATED INCOME STATEMENT - STATUTORY (unaudited)



                                                         Half-year to            Half-year to            Half-year to
                                                            30 June                 30 June               31 December
                                                              2005                    2004                    2004
                                                              GBPm                    GBPm                    GBPm

Interest income                                               6,040                   4,907                   5,800
Interest expense                                             (3,289)                 (2,389)                 (3,208)
Net interest income                                           2,751                   2,518                   2,592
Fees and commissions income                                   1,474                   1,448                   1,606
Fees and commissions expense                                   (397)                   (424)                   (420)
Net fees and commissions income                               1,077                   1,024                   1,186
Net trading income                                            3,536                     816                   4,220
Insurance premium income                                      2,210                   2,843                   3,227
Other operating income                                          519                     445                     430
Other income                                                  7,342                   5,128                   9,063
Total income                                                 10,093                   7,646                  11,655
Insurance claims                                             (5,168)                 (3,074)                 (6,548)
Total income, net of insurance claims                         4,925                   4,572                   5,107

Operating expenses
Administrative expenses                                      (2,255)                 (2,230)                 (2,429)
Depreciation                                                   (324)                   (319)                   (319)
Total operating expenses                                     (2,579)                 (2,549)                 (2,748)
Trading surplus                                               2,346                   2,023                   2,359
Impairment losses on loans and advances                        (670)                   (442)                   (424)
Operating profit                                              1,676                   1,581                   1,935
Loss on sale of businesses                                        -                     (13)                     (8)
Profit before tax                                             1,676                   1,568                    1,927
Taxation                                                       (472)                   (442)                   (594)
Profit for the period                                         1,204                   1,126                   1,333


Profit attributable to minority interests                        12                      32                      35
Profit attributable to equity shareholders                    1,192                   1,094                   1,298
Profit for the period                                         1,204                   1,126                   1,333


Basic earnings per share                                      21.3p                   19.6p                   23.2p
Diluted earnings per share                                    21.1p                   19.5p                   23.0p

Proposed dividend per share                                   10.7p                   10.7p                   23.5p
Proposed dividend                                           GBP599m                 GBP599m               GBP1,315m

LLOYDS TSB Group



CONSOLIDATED BALANCE SHEET - STATUTORY (unaudited)


                                               30 June            1 January          31 December        30 June
                                                 2005                2005               2004              2004
                                                 GBPm                GBPm               GBPm              GBPm
Assets
Cash and balances at central banks                943               1,078              1,078               892
Items in course of collection from banks        1,716               1,462              1,462             1,879
Treasury bills and other eligible bills                                                   92               142
Trading securities and other financial
assets at fair value through profit or
loss                                           57,363              56,853
Derivative financial instruments               10,438               9,263
Loans and advances to banks                    36,090              31,851             31,848            34,305
Loans and advances to customers               167,583             161,162            155,318           142,209
Debt securities                                                                       43,485            44,007
Equity shares                                                                         27,323            25,362
Available-for-sale financial assets            13,693              14,593
Investment property                             3,906               3,776              3,776             3,501
Interests in joint ventures                        49                  53                 53                53
Goodwill                                        2,472               2,469              2,469             2,507
Value of in-force business                      2,016               1,890              2,913             2,955
Intangible assets                                  25                  28                 28                43
Fixed assets                                    4,185               4,180              4,180             4,062
Other assets                                    4,733               3,339              8,960             8,370
Total assets                                  305,212             291,997            282,985           270,287

Equity and liabilities
Deposits from banks                            33,946              39,723             39,723            37,569
Customer accounts                             130,550             126,349            119,811           116,357
Items in course of transmission to banks          725                 631                631               765
Derivative financial instruments and
other trading liabilities                      10,467              10,334
Liabilities to customers under
investment contracts                           19,049              16,361
Debt securities in issue                       35,810              28,728             28,770            28,564
Insurance contract liabilities                 37,594              36,725             52,289            49,349
Unallocated surplus within insurance              524                 426              1,362               410
businesses
Other liabilities                              11,107               8,496             14,866            13,171
Retirement benefit obligations                  3,010               3,075              3,075             3,116
Deferred tax liabilities                          222                  15                214                12
Other provisions for liabilities and charges      315                 270                211               153
Subordinated liabilities                       12,067              11,211             10,252             9,783
Total liabilities                             295,386             282,344            271,204           259,249

Equity
Share capital                                   1,400               1,399              1,419             1,419
Share premium account                           1,162               1,145              1,145             1,144
Other reserves                                    372                 371                343               343
Retained profits                                6,541               6,657              8,243             7,512
Shareholders' equity                            9,475               9,572             11,150            10,418
Minority interests                                351                  81                631               620
Total equity                                    9,826               9,653             11,781            11,038
Total equity and liabilities                  305,212             291,997            282,985           270,287


LLOYDS TSB GROUP



CONDENSED CONSOLIDATED CASH FLOW STATEMENT - STATUTORY (unaudited)


                                                                           Half-year to         Half-year to
                                                                              30 June            31 December
                                                                         2005           2004         2004
                                                                         GBPm           GBPm         GBPm

Net cash from operating activities                                       1,108          (176)        2,218

Cash flows from investing activities
Purchase of fixed asset investments                                                   (6,113)       (3,975)
Proceeds from sale and maturity of fixed asset investments                             6,161         3,571
Purchase of available-for-sale investments                              (4,528)
Proceeds from sale and maturity of available-for-sale investments        5,859
Purchase of fixed assets                                                  (645)         (735)         (830)
Proceeds from sale of fixed assets                                         360           391           307
Acquisition of businesses, net of cash acquired                            (23)           (9)           (7)
Disposal of businesses, net of cash disposed                                 -            17           (42)
Net cash generated by (used in) investing activities                     1,023          (288)         (976)

Cash flows from financing activities
Dividends paid to equity shareholders                                   (1,315)       (1,314)         (599)
Dividends paid to minority interests                                       (16)          (31)          (37)
Proceeds from issue of subordinated liabilities                            802             -           699
Proceeds from issue of ordinary share capital and transactions in
own shares held  in respect of employee share schemes                       18            10             1
Repayment of subordinated liabilities (loan capital)                         -          (500)         (264)
Minority investment in subsidiaries                                        274             -             -
Repayment of minority investment in subsidiaries                             -          (148)           (3)
Net cash used in financing activities                                     (237)       (1,983)         (203)

Change in cash and cash equivalents                                      1,894        (2,447)        1,039
Cash and cash equivalents at beginning of period                         3,555         4,963         2,516
Cash and cash equivalents at end of period                               5,449         2,516         3,555



Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks repayable on demand, excluding balances held in the long-term insurance and investment funds.

LLOYDS TSB GROUP



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - STATUTORY (unaudited)


                                         Attributable to equity shareholders
                                       Share capital     Other        Retained        Minority
                                        and premium    reserves        profits       interests         Total
                                           GBPm           GBPm           GBPm            GBPm            GBPm

Balance at 1 January 2004                  2,554           343          7,747             782          11,426
Currency translation differences               -             -            (15)            (15)            (30)
Profit for the period                          -             -          1,094              32           1,126
Total recognised income for the                -             -          1,079              17           1,096
period
Dividends                                      -             -         (1,314)            (31)         (1,345)
Purchase/sale of treasury shares               -             -             (5)              -              (5)
Employee share option schemes:
-  value of employee services                  -             -              5               -               5
-  proceeds from shares issued                 9             -              -               -               9
Changes in minority interests                  -             -              -            (148)           (148)
Balance at 30 June 2004                    2,563           343          7,512             620          11,038
Currency translation differences               -             -              3              16              19
Profit for the period                          -             -          1,298              35           1,333
Total recognised income for the                -             -          1,301              51           1,352
period
Dividends                                      -             -           (599)            (37)           (636)
Purchase/sale of treasury shares               -             -             15               -              15
Employee share option schemes:
-  value of employee services                  -             -             14               -              14
-  proceeds from shares issued                 1             -              -               -               1
Changes in minority interests                  -             -              -              (3)             (3)
Balance at 31 December 2004                2,564           343          8,243             631          11,781
Adjustments on transition to IAS             (20)           28         (1,586)           (550)         (2,128)
32, IAS 39 and IFRS 4
Restated balance at 1 January 2005         2,544           371          6,657              81           9,653
Movement in available-for-sale
investments, net of tax                        -             1              -               -               1
Currency translation differences               -             -             14               -              14
Net income recognised directly in
equity                                         -             1             14               -              15
Profit for the period                          -             -          1,192              12           1,204
Total recognised income for the
period                                         -             1          1,206              12           1,219
Dividends                                      -             -         (1,315)            (16)         (1,331)
Purchase/sale of treasury shares               -             -            (19)              -             (19)
Employee share option schemes:
-  value of employee services                  -             -             12               -              12
-  proceeds from shares issued                18             -              -               -              18
Changes in minority interests                  -             -              -             274             274
Balance at 30 June 2005                    2,562           372          6,541             351           9,826

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS - STATUTORY (unaudited)



Half-year to                                         Life,
30 June 2005                                       pensions,
                                                   OEICs and
                                                     asset                     Wholesale
                             UK                      manage-     Insurance        and        Central
                           Retail       General       ment          and      International    group
                           Banking     insurance                Investments     Banking       items        Total
                            GBPm          GBPm         GBPm        GBPm          GBPm          GBPm         GBPm

Net interest income         1,730            10          184         194         1,084         (257)       2,751
Other income                  815           277        5,519       5,796           759          (28)       7,342
Total income                2,545           287        5,703       5,990         1,843         (285)      10,093
Insurance claims                -          (108)      (5,060)     (5,168)            -            -       (5,168)
Total income, net of
insurance claims            2,545           179          643         822         1,843         (285)       4,925
Operating expenses         (1,281)          (78)        (196)       (274)       (1,046)          22       (2,579)
Trading surplus
(deficit)                   1,264           101          447         548           797         (263)       2,346
Impairment losses on
loans and advances           (568)            -            -           -          (102)           -         (670)
Profit (loss) before tax      696           101          447         548           695         (263)       1,676







Half-year to                                         Life,
30 June 2004                                       pensions,
                                                   OEICs and
                                                      asset                    Wholesale
                              UK                     manage-     Insurance       and        Central
                            Retail       General       ment         and      International    group
                           Banking     insurance                Investments     Banking       items        Total
                            GBPm          GBPm         GBPm        GBPm           GBPm         GBPm         GBPm

Net interest income         1,602            26          108         134           983         (201)       2,518
Other income                  794           243        3,314       3,557           751           26        5,128
Total income                2,396           269        3,422       3,691         1,734         (175)       7,646
Insurance claims                -          (115)      (2,959)     (3,074)            -            -       (3,074)


Total income, net of
insurance claims            2,396           154          463         617         1,734         (175)       4,572
Operating expenses         (1,252)          (72)        (229)       (301)       (1,018)          22       (2,549)
Trading surplus
(deficit)                   1,144            82          234         316           716         (153)       2,023
Impairment losses on
loans and advances           (344)            -            -           -           (98)           -         (442)
Loss on sale of
businesses                      -             -            -           -           (13)           -          (13)
Profit (loss) before tax      800            82          234         316           605         (153)       1,568

LLOYDS TSB GROUP



SEGMENTAL ANALYSIS - STATUTORY (unaudited) (continued)



Half-year to                                          Life,
31 December 2004                                    pensions,
                                                    OEICs and
                                                      asset                     Wholesale
                            UK                        manage-     Insurance        and        Central
                          Retail         General       ment         and      International     group
                          Banking       insurance                Investments     Banking       items        Total
                           GBPm            GBPm         GBPm        GBPm           GBPm         GBPm         GBPm

Net interest income         1,626            18          131         149         1,023         (206)       2,592
Other income                  902           261        7,074       7,335           807           19        9,063
Total income                2,528           279        7,205       7,484         1,830         (187)      11,655
Insurance claims                -           (99)      (6,449)     (6,548)            -            -       (6,548)
Total income, net of        2,528           180          756         936         1,830         (187)       5,107
insurance claims
Operating expenses         (1,357)          (82)        (239)       (321)       (1,060)         (10)      (2,748)
Trading surplus
(deficit)                   1,171            98          517         615           770         (197)       2,359
Impairment losses on
loans and advances           (332)            -            3           3           (95)           -         (424)
Loss on sale of
businesses                      -             -            -           -            (8)           -           (8)
Profit (loss) before tax      839            98          520         618           667         (197)       1,927

LLOYDS TSB GROUP



                                      NOTES



1.       Accounting policies and presentation



The accounting polices adopted by the Group in the preparation of its 2005 summarised half-year results and those which the Group currently expects to adopt in its annual accounts for the year ending 31 December 2005 are disclosed in the Group's 'Transition to IFRS' document published on 27 May 2005. Although the Group does not currently expect the amendments to IAS 19 (Actuarial Gains and Losses, Group Plans and Disclosures) or IAS 39 (The Fair Value Option) to have a material impact on the Group's results, further standards and interpretations may be issued that could be applicable for financial years ending in 2005 or later, but with the option for earlier adoption. The Group's first annual IFRS statements may, therefore, be prepared in accordance with different accounting policies to those used in this document. IFRS is also being applied in the EU and other countries for the first time and practice on which to draw in applying the standards is still developing. Consequently, the financial information in this document may change.



Comparative information for 2004 has been restated to take into account the requirements of all of the standards except for IAS 32, IAS 39 and IFRS 4 (including FRS 27). In accordance with the requirements of IFRS, these standards have been implemented with effect from 1 January 2005 and the opening balance sheet at this date has been adjusted accordingly.



The Group has reviewed the valuation of its pension schemes and has concluded that no adjustment is required at 30 June 2005. In accordance with IAS 19 the valuations will be formally updated at the year-end.





2.             Impact of IFRS adjustments



From 1 January 2005, the Group has been using IFRS for financial reporting. Although the move to IFRS, together with the Group's implementation of FRS 27, significantly changes the timing of earnings recognition in financial results, it is important to note that there is no impact on business fundamentals and cash flows, the development of our organic growth strategies, or the Group's capital management policies. Full details of the impact of the Group's implementation of IFRS, including the impact of the implementation of FRS 27, were published in the Group's 'Transition to IFRS' announcement on 27 May 2005. Copies of this announcement are available on the Group's website at www.lloydstsb.com/investorrelations.



The impact of IFRS, and in particular the increased use in IFRS of fair values, is likely to lead to greater volatility in the earnings of the Group. In order to provide a more comparable representation of the business performance of the Group this volatility has been separately analysed for the Group's insurance and banking businesses (page 28, note 3). In addition, other IFRS related adjustments applied with effect from 1 January 2005, for which comparatives are not required to be restated, and the impact on the Group's results of businesses sold in 2004, have been separately analysed in the Group's results. A reconciliation of this 'comparable' basis of presentation to the Group's profit before tax is shown below.

LLOYDS TSB GROUP



2.       Impact of IFRS adjustments (continued)


Half-year to                                                                                     Other
30 June 2005                                                                Volatility       IFRS related
                                                         Comparable                           adjustments      Statutory
                                                            basis                            applied from        basis
                                                                                             1 January 2005
                                                            GBPm                GBPm              GBPm            GBPm

Net interest income                                         2,657                (38)              132           2,751
Other income                                                8,743                115            (1,516)          7,342
Total income                                               11,400                 77            (1,384)         10,093
Insurance claims                                           (6,569)                 -             1,401          (5,168)
Total income, net of insurance claims                       4,831                 77                17           4,925
Operating expenses                                         (2,597)                 -                18          (2,579)
Trading surplus                                             2,234                 77                35           2,346
Impairment losses on loans and advances                      (511)                 -              (159)           (670)
Profit (loss) before tax                                    1,723                 77              (124)          1,676
Taxation                                                     (453)               (42)               23            (472)
Profit (loss) for the period                                1,270                 35              (101)          1,204

Profit (loss) attributable to minority interests               33                  -               (21)             12
Profit (loss) attributable to equity
shareholders                                                1,237                 35               (80)          1,192
Profit (loss) for the period                                1,270                 35              (101)          1,204

Earnings per share                                          22.1p               0.6p            (1.4)p           21.3p





In the reconciliation above, no adjustment has been made to show the volatility element of policyholder income and insurance claims as, with the exception of policyholder tax, which is included in volatility, these offset each other.



The effect of the implementation of the IFRS related standards applied with effect from 1 January 2005 on the Group's earnings in the first half of 2005, excluding the impact of volatility, has been to reduce profit before tax by GBP124 million, or 7 per cent, and earnings per share by 6 per cent. This reduction in earnings largely reflects the application of effective interest rates, the reclassification of certain securities from equity to debt, and the impact of discounting on levels of loan loss impairment. There has also been a significant reduction in other income, with a corresponding decrease in insurance claims, as a result of the impact of IFRS 4 on the accounting treatment of certain insurance products. A reconciliation of the GBP124 million reduction in profit before tax is provided below:

LLOYDS TSB GROUP



2.       Impact of IFRS adjustments (continued)


Other IFRS adjustments applied                               Lloyds TSB
from 1 January 2005                                            Develop-       Debt/equity
                                                 Effective        ment           re-
                                     Impair-      interest       Capital     classification
                                      ment           rate                                      Other         Total
                                      GBPm           GBPm          GBPm          GBPm           GBPm          GBPm

Net interest income                     42           127           (11)           (21)           (5)          132
Other income                             -          (155)           38              -        (1,399)       (1,516)
Total income                            42           (28)           27            (21)       (1,404)       (1,384)
Insurance claims                         -             -             -              -         1,401         1,401
Total income, net of insurance          42           (28)           27            (21)           (3)           17
claims
Operating expenses                       6             -             -              -            12            18
Trading surplus                         48           (28)           27            (21)            9            35
Impairment losses on loans and
advances                              (159)            -             -              -             -          (159)
Profit before tax                     (111)          (28)           27            (21)            9          (124)




Current indications remain that the overall impact, excluding the volatility introduced by the requirements of IFRS and FRS 27, will be to reduce the Group's reported earnings per share in 2005, compared with those that would have been reported under UK GAAP, by approximately 6 per cent. Excluding goodwill amortisation, earnings per share (before volatility) is expected to reduce by approximately 7 per cent. Profit before tax (before volatility) is expected to be approximately 8 per cent lower, additionally reflecting the inclusion of coupon payments on preferred securities now being treated as an interest expense rather than minority interests. This likely reduction in earnings in 2005 is almost entirely due to changes in the timing of income and expense recognition in the Group's financial statements.





3.       Volatility



Insurance volatility

Changes in market variables such as the performance of equity markets and the level of interest rates, which are beyond the control of management, can result in significant volatility in the profitability of the Group's insurance businesses. As in previous years, in order to provide a clearer representation of the underlying performance of the life and pensions and general insurance businesses, the effect of these changes is separately analysed within insurance volatility. Following the implementation of the requirements of IFRS and FRS 27, insurance volatility is principally comprised of the elements described below.



The Group's insurance businesses have substantial holdings of investments which are accounted for at fair value with changes being reflected within the income statement. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility. In addition, the calculation of the value of in-force business makes assumptions about future investment returns; to the extent that actual experience is different the effect is also included within insurance volatility.

LLOYDS TSB GROUP



3.       Volatility (continued)



Insurance volatility (continued)

The main assumptions used in the calculation of the value of in-force business at 30 June 2005 were as follows:


                                                                       30 June        30 June   31 December
                                                                         2005           2004         2004
                                                                           %              %            %

Risk-adjusted discount rate (net of tax)                                  7.08           7.77         7.40
Return on equities (gross of tax)                                         6.83           7.69         7.17
Return on fixed interest securities (gross of tax)                        4.23           5.09         4.57
Expenses inflation                                                        3.59           3.90         3.76



Changes in stock market performance also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows with-profits fund, which following the implementation of FRS 27 is now reflected in the Group's balance sheet. Fluctuations in this valuation caused by market-related movements are also included within insurance volatility.



During the first half of 2005, profit before tax included positive insurance volatility of GBP104 million.



Banking volatility

In accordance with IFRS, it is the Group's policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal pricing structure that allows divisions to transfer to central group items the volatility associated with marking to market derivatives held for risk management purposes. This 'banking volatility' is the difference between the result that would be recognised on an accrual accounting basis for derivatives held for risk management purposes and their mark to market value. The Group has set up a central hedging function to reduce the impact of this volatility by establishing, where possible, accounting hedge relationships for the external derivatives.



During the first half of 2005, profit before tax included a negative banking volatility of GBP73 million.

LLOYDS TSB GROUP



3.       Volatility (continued)



Policyholder tax volatility

Under IFRS, tax on policyholder investment returns is included in the Group's tax charge rather than being offset against the related income. This has the effect of increasing or decreasing profit before tax with a corresponding change in the tax charge; there is no impact on earnings. In order to provide a clearer representation of the underlying performance of the Group's life and pensions businesses, and because the policyholder tax amount is likely to be volatile, the impact upon pre-tax profit has been separately identified within volatility.



During the first half of 2005, profit before tax included positive policyholder tax volatility of GBP46 million.





4.       Policyholder grossing adjustments



IFRS requires line-by-line consolidation for all items of income and expenditure and, as a result, the Group can no longer report the results and balances of its life assurance businesses as single line items. These items have therefore been allocated to individual lines in the Group's income statement and balance sheet. As a result, in the income statement premiums receivable from policyholders and the returns on policyholder investments are now shown within total income, and a deduction is included for the related insurance claims expense. Whilst this represents a significant presentational change, there is no material impact upon the Group's profitability. The following tables show the impact on the comparable profit and loss account of these policyholder grossing adjustments:



Insurance and Investments

                                                                                  Half-year to 30 June 2005
                                                                        Comparable     Policyholder gross-up  Comparable
                                                                           basis                                basis*
                                                                            GBPm                    GBPm         GBPm
Net interest income                                                          205                      159         46
Other income                                                               7,057                    6,312         745
Insurance claims                                                          (6,569)                  (6,461)       (108)
Total income, net of insurance claims                                        693                       10         683
Operating expenses                                                          (293)                       -        (293)
Profit before tax                                                            400                       10         390
*comparable basis, excluding policyholder grossing adjustment

LLOYDS TSB GROUP



4.       Policyholder grossing adjustments (continued)



                                                                  Half-year to 31 December 2004

                                                             Comparable       Policyholder    Comparable basis*
                                                                basis           gross-up
                                                                GBPm              GBPm                 GBPm
Net interest income                                              149               104                  45
Other income                                                   7,128             6,378                 750
Insurance claims                                              (6,548)           (6,449)                (99)
Total income, net of insurance claims                            729                33                 696
Operating expenses                                              (321)              (27)               (294)
Impairment losses                                                  3                 -                   3
Profit before tax                                                411                 6                 405
*comparable basis, excluding policyholder grossing adjustment


                                                                    Half-year to 30 June 2004

                                                            Comparable       Policyholder     Comparable basis*
                                                               basis           gross-up
                                                                GBPm              GBPm                GBPm
Net interest income                                              134                85                  49
Other income                                                   3,617             2,892                 725
Insurance claims                                              (3,074)           (2,959)               (115)
Total income, net of insurance claims                            677                18                 659
Operating expenses                                              (301)              (10)               (291)
Profit before tax                                                376                 8                 368
*comparable basis, excluding policyholder grossing adjustment





5.       Mortgage lending
                                                                           Half-year to       Half-year to
                                                                             30 June            31 December
                                                                        2005          2004           2004
                                                                        GBPm          GBPm           GBPm

Gross new mortgage lending                                           GBP11.8bn     GBP13.6bn     GBP12.7bn
Market share of gross new mortgage lending                                9.4%          9.4%          8.7%
Net new mortgage lending                                              GBP3.6bn      GBP5.5bn      GBP3.8bn
Market share of net new mortgage lending                                  8.9%         10.4%          7.9%
Mortgages outstanding (period-end)*                                  GBP83.7bn     GBP76.3bn     GBP80.1bn
Market share of mortgages outstanding                                     9.1%          9.2%          9.1%


*excluding the effect of IFRS related adjustments

LLOYDS TSB GROUP



6.       Central group items*

                                                                          Half-year to        Half-year to
                                                                             30 June           31 December
                                                                        2005           2004         2004
                                                                        GBPm           GBPm         GBPm

Lloyds TSB Foundations                                                  (17)           (16)          (15)
Funding cost of acquisitions less earnings on capital                  (168)          (150)         (167)
Central costs and other unallocated items                                16             13           (15)
                                                                       (169)          (153)         (197)


*comparable basis



The four Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged, to play a fuller role in society. The Foundations receive 1 per cent of the Lloyds TSB Group's pre-tax profit after adjusting for gains and losses on the disposal of businesses and pre-tax minority interests, averaged over three years, instead of the dividend on their shareholdings. In the first half of 2005, GBP17 million was accrued for payment to registered charities.





7.       Group net interest income

                                                                         Half-year to         Half-year to
                                                                           30 June            31 December
                                                                       2005          2004          2004
Statutory basis                                                        GBPm          GBPm          GBPm

Net interest income                                                    2,751         2,518         2,592
Average interest-earning assets, excluding reverse repos             195,975       174,490       183,236
Net interest margin                                                     2.83%         2.90%         2.81%


          Banking margin - comparable basis*

Net interest income                                                    2,474         2,391         2,456
Average interest-earning assets, excluding reverse repos             181,305       166,244       174,586
Net interest margin                                                     2.75%         2.89%         2.80%



*As a result of the implementation of IFRS, the Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In order to maintain the comparability of the Group's banking net interest margin these amounts, together with the related average interest-earning assets, have been excluded from the comparable basis calculation.

LLOYDS TSB GROUP



8.       Other income


                                                                            Half-year to       Half-year to
                                                                              30 June           31 December
                                                                          2005          2004          2004
Comparable basis                                                          GBPm          GBPm          GBPm

Fees and commissions receivable:
  UK current account fees                                                  358           312           325
  Other UK fees and commissions                                            573           537           550
  Insurance broking                                                        364           291           381
  Card services                                                            267           234           281
  International fees and commissions                                        61            67            64
                                                                         1,623         1,441         1,601
Fees and commissions payable                                              (436)         (423)         (419)
Net fees and commissions income                                          1,187         1,018         1,182
Net trading income (note 9)                                              3,454           873         4,013
Insurance premium income                                                 3,630         2,843         3,227
Other operating income                                                     472           444           430
Total other income*                                                      8,743         5,178         8,852
Insurance claims                                                        (6,569)       (3,074)       (6,548)
Total other income, net of insurance claims*                             2,174         2,104         2,304
Volatility
-  Banking                                                                 (35)            -             -
-  Insurance                                                               104           (65)          210
-  Policyholder tax                                                         46             5            (3)
Other IFRS adjustments applied from 1 January 2005                        (115)            -             -
Discontinued operations                                                      -            10             4
Total other income, net of insurance claims                              2,174         2,054         2,515
*comparable basis






9.       Net trading income
                                                                           Half-year to         Half-year to
                                                                              30 June            31 December
                                                                          2005          2004          2004
Comparable basis                                                          GBPm          GBPm          GBPm
In respect of insurance products:
Securities and other gains                                               3,340           754         3,897

In respect of banking products:
Foreign exchange income                                                     76            83            88
Securities and other gains                                                  38            36            28
                                                                           114           119           116
Net trading income                                                       3,454           873         4,013


                                 Page 33 of 43



LLOYDS TSB GROUP



10.     Operating expenses
                                                                        Half-year to        Half-year to
                                                                           30 June           31 December
                                                                       2005         2004          2004
Comparable basis                                                       GBPm         GBPm          GBPm

Administrative expenses:
Staff:
  Salaries                                                             1,014          955         1,006
  National insurance                                                      78           68            74
  Pensions                                                               144          149           158
  Other staff costs                                                      134          124           156
                                                                       1,370        1,296         1,394
Premises and equipment:
  Rent and rates                                                         145          146           147
  Hire of equipment                                                        6            9             7
  Repairs and maintenance                                                 70           63            65
  Other                                                                   62           69            61
                                                                         283          287           280
Other expenses:
  Communications and external data processing                            220          215           231
  Advertising and promotion                                              112          109            96
  Professional fees                                                       97          104           118
  Provisions for customer redress                                          -            -           112
  Other                                                                  191          200           187
                                                                         620          628           744
Administrative expenses                                                2,273        2,211         2,418
Depreciation                                                             324          318           319
Total operating expenses - comparable basis                            2,597        2,529         2,737
Discontinued operations                                                    -           20            11
Other IFRS adjustments applied from 1 January 2005                       (18)           -             -
Total operating expenses                                               2,579        2,549         2,748

Cost:income ratio - comparable basis*                                  53.8%        54.9%         53.7%
Cost:income ratio*                                                     52.4%        55.8%         53.8%

*total operating expenses divided by total income, net of insurance claims. The cost:income ratio on a comparable basis also excludes the provisions for customer redress in the second half of 2004

LLOYDS TSB GROUP



11.     Number of employees (full-time equivalent)


                                                                             30 June           31 December
                                                                         2005          2004          2004

UK Retail Banking                                                       35,135        36,112        35,517
Insurance and Investments                                                5,782         5,594         5,541
Wholesale and International Banking                                     19,108        18,325        18,777
Other, largely IT and Operations                                         9,580        10,427        10,150
Continuing operations                                                   69,605        70,458        69,985
Discontinued operations                                                      -         1,363             -
Total number of employees (full-time equivalent)                        69,605        71,821        69,985





12.     Impairment losses for loans and advances
                                                                           Half-year to         Half-year to
                                                                             30 June            31 December
                                                                         2005          2004          2004
Comparable basis                                                         GBPm          GBPm          GBPm

UK Retail Banking
  Personal loans/overdrafts                                                269           236           237
  Credit cards                                                             141           120           122
  Mortgages                                                                  6           (12)          (27)
                                                                           416           344           332

Insurance and Investments                                                    -             -            (3)

Wholesale and International Banking                                         95           132            98

Total charge - comparable basis                                            511           476           427

Discontinued operations                                                      -           (34)           (3)

Other IFRS adjustments applied from 1 January 2005                         159             -             -

Total charge                                                               670           442           424


                                                                            %             %             %
Charge as % of average lending:
  Personal loans/overdrafts                                               4.45          4.34          4.07
  Credit cards                                                            3.74          3.51          3.32
  Mortgages                                                               0.02         (0.03)        (0.07)
UK Retail Banking                                                         0.87          0.79          0.71
Insurance and Investments                                                    -             -         (0.01)
Wholesale and International Banking                                       0.31          0.52          0.34
Total charge - comparable basis                                           0.63          0.68          0.56
Discontinued operations                                                      -        (19.92)        (2.69)

Other IFRS adjustments applied from 1 January 2005                        0.19             -             -

Total charge                                                              0.80          0.63          0.55


LLOYDS TSB GROUP



13.     Capital ratios


                                                                                 30 June       1 January
                                                                                   2005           2005
                                                                                   GBPm           GBPm


Capital

Tier 1                                                                             10,873         10,793
Tier 2                                                                              9,184          8,767
                                                                                   20,057         19,560

Supervisory deductions                                                             (6,658)        (6,242)

Total capital                                                                      13,399         13,318



Risk-weighted assets                                                                GBPbn          GBPbn
UK Retail Banking                                                                    59.3           57.2
Insurance and Investments                                                             2.2            1.9
Wholesale and International Banking                                                  76.7           71.0
Central group items                                                                   1.7            1.7
Total risk-weighted assets                                                          139.9          131.8



Risk asset ratios

Total capital                                                                         9.6%         10.1%
Tier 1                                                                                7.8%          8.2%



                                                                         Half-year to       Half-year to
                                                                            30 June          31 December
                                                                        2005          2004        2004

                                                                          %             %            %
Post-tax return on average risk-weighted assets                         1.79          1.86         2.10
Post-tax return on average risk-weighted assets*                        1.88          1.92         1.91
*comparable basis

LLOYDS TSB GROUP



14.  Balance sheet information


                                                                                              30 June       1 January
                                                                                                2005            2005
                                                                                                GBPm            GBPm
Deposits - customer accounts

Sterling:
Non-interest bearing current accounts                                                           3,547            3,300
Interest bearing current accounts                                                              37,100           35,863
Savings and investment accounts                                                                59,315           57,255
Other customer deposits                                                                        18,455           17,058
Total sterling                                                                                118,417          113,476
Currency                                                                                       12,133           12,873
Total deposits - customer accounts                                                            130,550          126,349


Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                                               2,191            2,083
Manufacturing                                                                                   5,001            4,622
Construction                                                                                    2,463            2,147
Transport, distribution and hotels                                                              7,358            7,063
Property companies                                                                              7,095            5,943
Financial, business and other services                                                         16,937           16,862
Personal  : mortgages                                                                          83,950           80,282
          : other                                                                              23,390           22,841
Lease financing                                                                                 6,266            6,227
Hire purchase                                                                                   4,980            4,828
Other                                                                                           5,597            5,930
Total domestic                                                                                165,228          158,828

International:
Latin America                                                                                     153              125
United States of America                                                                        1,989            2,028
Europe                                                                                          1,704            1,583
Rest of the world                                                                                 624              516
Total international                                                                             4,470            4,252
                                                                                              169,698          163,080
Impairment provisions for loans and advances                                                   (2,115)          (1,918)
Total loans and advances to customers                                                         167,583          161,162


LLOYDS TSB GROUP



15.     Movements in subordinated liabilities


                                                                                                    GBPm

Balance at 1 January 2004                                                                           10,454
Matured/repaid in the period                                                                          (500)
Other                                                                                                 (171)
Balance at 30 June 2004                                                                              9,783
Issued in the period                                                                                   699
Matured/repaid in the period                                                                          (264)
Other                                                                                                   34
Balance at 31 December 2004                                                                         10,252
Adjustments on transition to IAS 32, IAS 39 and IFRS 4                                                 959
Restated balance at 1 January 2005                                                                  11,211
Issued in the period                                                                                   802
Other                                                                                                   54
Balance at 30 June 2005                                                                             12,067






16.     Economic profit


                                                                           Half-year to       Half-year to
                                                                              30 June          31 December
                                                                          2005          2004         2004
Statutory basis                                                           GBPm          GBPm         GBPm

Average shareholders' equity                                             9,741        10,531        10,656
Profit attributable to equity shareholders                               1,192         1,094         1,298
Less: notional charge                                                     (435)         (471)         (482)
Economic profit                                                            757           623           816



Comparable basis

Average shareholders' equity                                            11,399        10,531        10,656

Profit attributable to equity shareholders                               1,237         1,126         1,176

Less: notional charge                                                     (509)         (471)         (482)

Economic profit                                                            728           655           694




Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2004 first half: 9 per cent).

LLOYDS TSB GROUP



17.     Earnings per share


                                                                           Half-year to        Half-year to
                                                                             30 June           31 December
                                                                         2005          2004         2004

Comparable basis
Basic
Profit attributable to equity shareholders                            GBP1,237m     GBP1,126m     GBP1,176m
Weighted average number of ordinary shares in issue                      5,592m        5,589m        5,591m
Earnings per share                                                        22.1p         20.1p         21.0p

Statutory basis
Basic
Profit attributable to equity shareholders                            GBP1,192m     GBP1,094m     GBP1,298m
Weighted average number of ordinary shares in issue                      5,592m        5,589m        5,591m
Earnings per share                                                        21.3p         19.6p         23.2p
Fully diluted
Profit attributable to equity shareholders                            GBP1,192m     GBP1,094m     GBP1,298m
Weighted average number of ordinary shares in issue                      5,637m        5,624m        5,626m
Earnings per share                                                        21.1p         19.5p         23.0p

LLOYDS TSB GROUP



18.     Tax



The effective rate of tax was unchanged at 28.2 per cent compared to the first half of 2004, and lower than the standard UK corporation tax rate of 30 per cent.



A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, is given below:




                                                                         Half-year to       Half-year to
                                                                           30 June          31 December
                                                                       2005          2004         2004
                                                                       GBPm          GBPm         GBPm

Profit before tax                                                      1,676         1,568         1,927
Tax charge thereon at UK corporation tax rate of 30%                     503           470           578
Factors affecting charge:
Disallowed and non-taxable items                                          12            10            (9)
Overseas tax rate differences                                             (4)           (3)          (11)
Net tax effect of disposals and unrealised gains                         (18)           (6)           (6)
Tax deductible coupons on non-equity minority interests                    -            (6)           (6)
Life companies tax accounting                                            (14)          (19)           42
Other items                                                               (7)           (4)            6
Tax charge                                                               472           442           594




The reduction in the effective rate from life companies tax accounting was 0.8 per cent. Under IFRS, the Group's life companies include the value of insurance contracts within profit before tax on a net basis. The tax charge does not, therefore, include an amount attributable to the value of the life companies' in-force business. The impact of this on the effective tax rate is partly offset by the inclusion of policyholder tax within the Group's tax charge.





19.     Loss on sale of businesses



During the first half of 2004, the Group disposed of its businesses in Panama and Guatemala and recognised a goodwill write-off related to the disposal of its businesses in Colombia; during the second half of 2004 the Group disposed of its businesses in Colombia, Argentina and Honduras.


                                                                          Half-year to        Half-year to
                                                                             30 June           31 December
                                                                         2005          2004         2004
                                                                         GBPm          GBPm         GBPm

Colombia                                                                   -           (10)          (11)
Argentina                                                                  -             -             1
Panama, Guatemala and Honduras                                             -            (3)            2
                                                                           -           (13)           (8)

LLOYDS TSB GROUP



20.     Scottish Widows - realistic balance sheet information



Financial Services Authority (FSA) returns for large with-profits companies now include realistic balance sheet information. The information included in FSA returns concentrates on the position of the with-profits fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the with-profits fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. Estimated positions at 30 June 2005 are shown below, together with the actual position at 31 December 2004.


30 June 2005 (estimated)                                                  With-profits fund  Long-term  fund
                                                                                 GBPbn              GBPbn

Available assets, including support account                                        19.6               22.9
Realistic value of liabilities                                                    (18.5)             (18.4)
Working capital for fund                                                            1.1                4.5

Working capital ratio                                                              5.5%              19.5%

Risk capital margin cover                                                      2.5 times          9.4 times


31 December 2004                                                          With-profits fund   Long-term fund
                                                                                  GBPbn              GBPbn

Available assets, including support account                                        19.1               22.0
Realistic value of liabilities                                                    (18.1)             (17.8)
Working capital for fund                                                            1.0                4.2

Working capital ratio                                                              5.1%              19.0%

Risk capital margin cover                                                      2.4 times          9.3 times

LLOYDS TSB GROUP



21.     Dividend



An interim dividend for 2005 of 10.7p per share (2004: 10.7p) will be paid on 5 October 2005.



Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:



Shares quoted ex-dividend                                                                           10 August

Record date                                                                                         12 August

Final date for joining or leaving the dividend reinvestment plan                                  7 September

Interim dividend paid                                                                               5 October






22.     Other information



Results for the half-year ended 30 June 2005 were approved by the directors on 28 July 2005.



The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004 were delivered to the registrar of companies. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

                                   CONTACTS


                    For further information please contact:-




                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk



                                   Mary Walsh
                        Director of Corporate Relations
                              Lloyds TSB Group plc
                                 020 7356 2121
                       E-mail: mary.walsh@lloydstsb.co.uk



Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     29 July 2005